March 26, 2019

Yi Duan
Chief Executive Officer
Fangdd Network Group Ltd.
18/F, Unit B2, Kexing Science Park
15 Keyuan Road, Technology Park
Nanshan District, Shenzhen, 518057
People's Republic of China

       Re: Fangdd Network Group Ltd.
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted March 5, 2019
           CIK No. 0001750593

Dear Mr. Duan:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment to Draft Offering Statement submitted March 5, 2019

Notes to the Consolidated Financial Statements
(l) Deposits with real estate developers, page F-16

1. We note your response to comment 16. Please expand your response and your disclosure to elaborate on how you determined that the likelihood that a real estate developer would cause you to purchase any unsold properties under a Sales Commitment Arrangement is remote. Please address the following in your response and revised disclosure:
         Discuss the fact that you began entering into these Sales Commitment Arrangements
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             in 2016, and as such your experience with these types of contracts is very limited and explain how that factored into your analysis.
             Explain how you considered the fact that the success of these property sales is highly susceptible to numerous factors outside of your influence, including possible contractions in the real estate market, changes to government regulations, and competition from similar projects.
             We note that while some local government authorities have implemented regulations that prohibit real estate agencies from entering into cooperation agreements with firm-
             commitment clauses, you are not currently, and have not in the past been, subject to such regulations. Given your disclosure that you have not operated in such areas, explain why you considered this to be a factor in your analysis.
2. Please address the following with respect to your accounting for Sales Commitment
         Arrangements under ASC 606:
           Please explain in greater detail how you determined that the two promised services are not separately identifiable and therefore not distinct for the purposes of ASC 606-10.
           Clarify for us how marketing properties through Sales Commitment Arrangements results in potentially higher returns for real estate developers. Explain to us whether agents are entitled to their full share of the sales commission at
            the time a property sales contract is signed.
3. With respect to your arrangements with funding partners, explain to us in greater detail how you determined the actions taken by the funding partners represent active participation rather than due diligence prior to extending funding. In that regard, please elaborate on the funding partners participation in strategy and marketing process and explain to us how any disagreements during that process are resolved. Finally, please expand on the profit sharing basis set out in the Collaborative Agreements. Your response should include, but not be limited to, a discussion of how profit sharing in a typical
         Collaborative Agreement in structured, which party is paid first, and whether any party has the ability to cancel the arrangement and exit with a predetermined amount.
(r) Revenue, page F-19

4. We note your response to our prior comment 18. Please provide us with the following additional information with respect to your analysis of the criteria in ASC Topics 606-10-
         55-36 through 606-10-55-40:
           Your response indicates that the scope of services provided under Properties Sales
            Agreements are wider than those provided provided by the agents. Please tell us what additional services are provided to developers under the property sales agreements and the significance of the revenue attributed to those services compared to agency services. In your response, tell us whether multiple performance obligations are contained in your Properties Sales Agreements and the rationale behind your conclusion.
           Tell us how, if at all, developers are able to interact with agents either on, or outside
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             your platform. In your response, tell us whether developers are able to view information about agents on your platform and select specific agents to provide services.
             Explain to us whether the company enters into separate agreements with agents at the time of, or in anticipation of entering into a Properties Sales Agreement with a developer, or if agreements with agents are executed at the time the agent registers to use your platform.
             Provide us with more information on how the commission rate between the company and the agents is determined. In your response, explain to us whether a standard commission is determined when an agent registers for your platform, or whether a new commission rate is negotiated whenever the company enters into an agreement with a developer.
             Tell us how the company monitors the performance of agents.
             In your response, you state that the Property Sales Contracts obligate the company to organize agents through the Company's platforms. Explain to us how this obligation equates to an obligation to provide agency services. Cite any relevant sections of your
             Property Sales Contracts in your response.
        You may contact Eric Mcphee, Staff Accountant, at 202-551-3693 or Robert Telewicz,
Accounting Branch Chief, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at 202-
551-7150 or Sonia Barros, Assistant Director, at 202-551-3655 with any other questions.



                                                              Sincerely,
FirstName LastNameYi Duan
                                                              Division of
Corporation Finance
Comapany NameFangdd Network Group Ltd.
                                                              Office of Real
Estate and
March 26, 2019 Page 3                                         Commodities
FirstName LastName